Net investment income (loss) and net realized gain (loss) may differ for financial statement and tax purposes. The character of dividends and distributions made during the fiscal year from net investment income or net realized gains may differ from their ultimate characterization for federal income tax purposes. Also, due to timing of dividends and distributions, the fiscal year in which amounts are distributed may differ from the fiscal year in which the income or net realized gain was recorded by the Fund. Accordingly, the following amounts have been reclassified for March 31, 2008. Net assets of the Fund were unaffected by the reclassifications.

                                        REDUCTION TO             REDUCTION TO
                                          ACCUMULATE          ACCUMULATED NET
                REDUCTION TO          NET INVESTMENT            REALIZED GAIN
             PAID-IN CAPITAL                    LOSS           ON INVESTMENTS
-----------------------------------------------------------------------------
                  $1,279,165             $19,808,223              $18,529,058

The tax character of distributions paid during the years ended March 31, 2008 and March 31, 2007 was as follows:

                                YEAR ENDED                      YEAR ENDED
                            MARCH 31, 2008                  MARCH 31, 2007
                        -----------------------------------------------------
Distributions paid from:
Ordinary income               $ 15,156,859                    $ 34,109,470
Long-term capital gain           7,120,260                       1,801,284
Return of capital               10,430,850                      11,261,308
                        -----------------------------------------------------
Total                          $32,707,969                    $47,172,062